FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June 2010

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐   No   ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Report filed with the Israel Securities Authority  on June 23, 2010 relating to the completion of the merger  of Teledata Networks Ltd with Enablence Technologies, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant) By: /s/Yaron Elad Yaron Elad VP & CFO
Dated: June 23, 2010

-FOR IMMEDIATE RELEASE-

Tel Aviv, Israel – June 23, 2010 – Elron Electronic Industries Ltd. ("Elron") (TASE: ELRN) today announced, further to its announcement on April 15, 2010 in relation to the execution of an agreement for the merger of Teledata Networks Ltd. ("Teledata"), held 21% by Elron, with Enablence Technologies Inc., a Canadian publicly traded company (TSX-V: ENA) (the "Acquirer") (the "Transaction"), that the conditions for the consummation of the Transaction have been met, and it was completed today.

As a result, in respect of the Transaction:

1.
Elron received aggregate proceeds in the amount of approximately $24 million, including approximately $3 million in cash, approximately $4 million in bonds of the Acquirer and approximately $17 million in shares of the Acquirer (of which shares of the Acquirer in an amount equivalent to approximately $2 million were deposited in escrow for a period of 12 months).

2.
Elron will record a net gain in the second quarter of 2010 estimated at this stage to be approximately $22 million. An additional net gain, estimated at this stage to be in the aggregate amount of up to approximately $2 million may be recorded at later stages or may not be recorded at all, taking into consideration future events which may affect the number of shares released to Elron from the shares deposited in escrow as aforementioned.

3.
Pursuant to the Transaction terms, guarantees and obligations to grant guarantees which were granted in the past by Elron to Teledata in the aggregate amount of approximately $4 million have been cancelled.

The main terms of the Transaction are described in Note 3.f.3 to Elron's Financial Statements for the first quarter of 2010.

Elron Electronic Industries Ltd. (TASE: ELRN), a member of the IDB Holding group, is a technology holding company listed on the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise public and privately held companies engaged in a diverse range of technological activities. These companies, at various levels of maturity and progress, are primarily in the fields of medical devices, information & communications technology and clean technology, and have the potential to be technology leaders, each in their respective fields. Elron focuses on identifying and developing unique technology companies. Current group companies include Given Imaging, BrainsGate, NuLens, Aqwise and Starling, and in the past included Elbit Systems, NetVision, Partner Communications and Medingo. For further information, please visit www.elron.com.

Company Contact:
Lauren Duke, Assistant to CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks are detailed from time to time in the Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission and the Israeli Securities Authority, which the Company urges investors to consider. Elron assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to Elron’s website above does not constitute incorporation of any of the information thereon into this press release.